UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

ITEM

1 Translation of Consolidated Results Q3 2020.

YPF 3Q20 YPF S.A. | CONSOLIDATED RESULTS

CONTENT

Basis of Presentation

From 3Q20 onwards, the Earnings Release is expressed in U.S. dollars to facilitate the reading of results. As mentioned in Note 2. b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Subsidiaries having the Argentine Peso as functional currency were adjusted for inflation, corresponding to a hyperinflationary economy, in accordance with IAS guidelines. Therefore, unless otherwise indicated, the calculation of all Income Statement figures in U.S. dollars are calculated as the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period; and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. Cash Flow items were converted to U.S. dollars using the average exchange rate for each period; whereas Balance Sheet items were converted to U.S. dollars using the end of period exchange rate for each period. The accumulated financial information presented in this document is calculated as the sum of the quarters for each period.

Improvement in revenues with costs under control drove a significant recovery in adjusted EBITDA for 3Q20, totaling US$392 million, but effects from the lockdown still shown on a 59.9% y/y contraction.

Summary Consolidated Financials Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Q/Q Δ	9M19	9M20	Y/Y Δ
Revenues	3,309	1,947	2,327	19.5%	10,309	7,106	-31.1%
EBITDA	1,023	171	472	N.M	3,110	1,683	-45.9%
Adjusted EBITDA	977	28	392	N.M	2,947	1,270	-56.9%
Operating income before impairment of assets	200	(532)	(300)	-43.6%	637	(591)	N.M
Operating income	(621)	(1,382)	(319)	-76.9%	(185)	(1,460)	N.M
Net income before impairment of assets	364	(621)	(468)	-24.7%	(513)	(986)	92.0%
Net income	(252)	(1,258)	(482)	-61.7%	(513)	(1,637)	N.M
EPS	(0.64)	(3.19)	(1.23)	-61.4%	(1.33)	(4.17)	N.M
Capex	849	162	257	59.2%	2,540	1,017	-60.0%
Cash and cash equivalents	1,042	1,303	1,004	-22.9%	1,042	1,004	-3.6%
Total debt	8,759	8,690	8,207	-5.6%	8,759	8,207	-6.3%

EBITDA = Operating income + Depreciation of property, plant and equipment + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of property, plant and equipment.

Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects + one-off items.

EPS attributable to shareholders of the parent company (basic and diluted).

1. MAIN HIGHLIGHTS OF THE QUARTER

•	Revenues increased by 19.5% on a sequential basis on the back of a significant recovery in fuels´ sales and stabilization in oil and gas output.

•	When compared to the previous quarter, demand for refined products recovered significantly, driving a 41% increase in gasoline volumes sold and 22% in diesel.

•

Higher volumes processed at our refineries which averaged a capacity utilization of 73% in the quarter, up from its lows of 47% in April, despite moving forward with a programmed major maintenance at our La Plata Refinery starting in September which had been suspended in April.

•	Total hydrocarbon production was stabilized at 468.5 Kboed on gradual resumption in well activity, having mobilized over 35 rigs by September, including drilling, workover and pulling towers.

•	Costs were kept under control as our efficiency program started delivering its initial results, growing by a meager 1% q/q, as operating expenses, excluding purchases and royalties, decreased 19%.

•

Prices at the pump were adjusted twice during the quarter, accumulating, on average, an increase of 8% in Peso terms. However, when calculated in dollars, realized prices at the pump decreased by 25.3% and 19.8% y/y for diesel and gasoline, respectively.

•

Net income for the quarter resulted in net loss of US$482 million, a significant improvement when compared to the loss of US$1,258 million in the previous quarter, but still in negative territory, as the effects of the pandemic continued having a toll on our economic results.

●

Capex was kept at low levels, totaling US$257 million (-69.7% y/y), as we continued focusing on cash preservation. However, on a sequential basis, capex increased 59.2% as we gradually started to resume activity.

●

Net debt was amounted to US$7,203, down by US$184 million q/q, on the back of the partial recovery in cash flow from operations and a conservative approach towards investments, as financial prudency continued dictating our strategy to face the unexpected crisis.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Diesel	1,163	729	846	-27.3%	3,530	2,571	-27.2%
Gasoline	684	263	359	-47.6%	2,224	1,291	-41.9%
Natural gas as producers (third parties)	490	253	298	-39.3%	1,249	815	-34.7%
Other	624	402	558	-10.5%	2,029	1,463	-27.9%
Total Domestic Market	2,962	1,648	2,060	-30.4%	9,032	6,141	-32.0%
Jet fuel	105	3	5	-95.0%	382	110	-71.2%
Grain and flours	96	131	135	41.1%	273	328	20.0%
Crude oil	7	62	12	70.8%	130	82	-37.2%
Petchem & Other	139	104	115	-17.4%	492	446	-9.3%
Total Export Market	347	299	267	-23.1%	1,276	965	-24.4%
Total Revenues	3,309	1,947	2,327	-29.7%	10,309	7,106	-31.1%

Revenues for 3Q20, which amounted to US$2,327 million, decreased 29.7% y/y due to lower demand and prices in dollars. Demand continued to be impacted by the mandatory lockdown measures implemented in late March to prevent the circulation and spread of the COVID-19 virus. In addition, prices in dollars of our main products did not keep up with the devaluation of the peso. Despite this, the gradual easing of restrictions allowed for a recovery in demand, with revenues expanding by 19.5% q/q.

Diesel revenues – 36% of our total sales during the quarter – decreased 27.3% y/y due to lower prices (-23.5%) and lower volumes sold (-4.8%). Gasoline sales – 15% of total revenues – followed the same trend and decreased by 47.6% also on lower prices (-19.8%) and volumes sold (-37.1%).

Natural gas revenues as producers in the local market – 13% of consolidated sales – went down 39.3% y/y due to lower prices and volumes, which decreased by 31.5% and 11.4%, respectively. This decrease in volumes was mainly explained by the natural decline of our fields given the reduction in activity. On the other hand, the decrease in prices is mainly due to the extension of contracts with the distribution companies, that took place last March and did not include an update on its price, and the lower prices resulting from the monthly auctions for power plants.

Other domestic sales in 3Q20, decreased 10.5% y/y as lower sales of jet fuel, crude oil, lubricants, asphalts, LPG and flours and grains, more than offset higher sales of fuel oil, and fertilizers.

Export revenues in decreased 23.1% y/y as higher volumes of crude oil and better volumes and prices for flours and soybean oil did not compensate the lower exports of jet fuel, natural gas and virgin naphtha.

Consolidated Costs Breakdown Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Depreciation	(695)	(601)	(606)	-12.8%	(2,121)	(1,886)	-11.1%
Lifting cost	(564)	(399)	(329)	-41.6%	(1,691)	(1,253)	-25.9%
Royalties	(213)	(107)	(146)	-31.6%	(653)	(437)	-33.0%
Refining cost	(128)	(88)	(101)	-21.5%	(112)	(92)	-18.0%
Other	(272)	(372)	(329)	20.8%	(1,168)	(1,239)	6.0%
Total Production Costs	(1,873)	(1,568)	(1,511)	-19.3%	(5,745)	(4,906)	-14.6%
Fuels imports	(159)	(55)	(31)	-80.5%	(563)	(183)	-67.5%
Crude oil purchases to third parties	(227)	(14)	(83)	-63.6%	(761)	(335)	-56.0%
Biofuel purchases	(180)	(76)	(52)	-71.1%	(547)	(289)	-47.2%
Natural gas purchases to third parties	(73)	(59)	(92)	26.1%	(301)	(201)	-33.2%
Other	(244)	(293)	(351)	43.6%	(807)	(815)	0.9%
Total Purchases	(884)	(497)	(608)	-31.2%	(2,979)	(1,822)	-38.8%
Stock variations	15	(82)	(61)	N.M	247	35	-85.8%
Total Costs	(2,742)	(2,147)	(2,180)	-20.5%	(8,476)	(6,693)	-21.0%

Total Costs were US$2,180 million, 20.5% lower than 3Q19 as both production cost and purchases decreased. The reductions at lifting (-41.6% y/y), royalties (-31.6% y/y), and transportation costs (-49.5% y/y) – included in the Other category within Production Costs – were the consequence of the adjustment in the level of production, in addition to the security protocols established in each operation.

Depreciation decreased 12.8% compared to 3Q19 mainly due to a reduction in the asset base related to the impairments of PP&E and low level of activity.

As regards to purchases, the 31.2% y/y decline was mainly driven by:

•	A reduction in imports of fuels on lower imported values of diesel (-75.0%) and jet fuel (-95.9%).

•	A contraction in crude oil purchases from third parties as volumes and prices decreased by 57.2% and 15.1%, respectively.

•

Higher purchases of natural gas from other producers for resale in the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) mainly due to higher prices by 24.5%.

During 3Q20, a negative stock variation of US$61 million was recorded, mainly due to the consumption of inventories. On the other hand, during 3Q19 there was a positive stock variation of US$15 million, mainly due to an accumulation of inventories.

Consolidated Other Expenses Breakdown Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Selling expenses	(221)	(340)	(220)	-0.6%	(728)	(785)	7.8%
Administrative expenses	(110)	(108)	(122)	11.7%	(362)	(339)	-6.3%
Exploration expenses	(36)	(2)	(58)	59.0%	(99)	(71)	-28.2%
Other operating results, net	(0)	118	(47)	N.M	(6)	191	N.M
Total Other Expenses before impairment of assets	(367)	(332)	(447)	21.8%	(1,195)	(1,004)	-16.0%
Impairment of assets	(821)	(850)	(19)	-97.7%	(821)	(869)	5.8%
Total Other Expenses	(1,188)	(1,182)	(466)	-60.8%	(2,017)	(1,873)	-7.1%

Selling and Administrative expenses increased 3.4% y/y mainly driven by higher personnel expenses, charges for depreciation of fixed assets, and provisions, which offset lower costs in outsourcing services, institutional advertising, and charges for the transportation of products (lower rates paid for domestic transport of fuels in dollars).

Non-recurring charge for the deterioration of intangible assets during the quarter reached US$19 million mainly related to a write-off of exploration rights in Meseta Buena Esperanza, located in the province of Neuquén, as no activity is expected to take place in the block in the near term and our outlook of lower gas prices. This figure compares with the impairments on PP&E of US$821 million in 3Q19 – CGU Gas Neuquina Basin – and US$850 during 2Q20 – CGU Gas of the Neuquina and Austral Basins.

In addition, a charge of US$85 million in connection to the Voluntary Retirement Program implemented by the Company was included during the quarter.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ

Operating income	(621)	(1,382)	(319)	-48.6%	(185)	(1,460)	N.M
Interests in companies and joint ventures	(9)	31	58	N.M	76	112	47.9%
Financial results, net	549	79	(98)	N.M	426	(191)	N.M
Income tax	(171)	12	(122)	-28.3%	(830)	(98)	-88.2%
Net Income	(252)	(1,258)	(482)	91.8%	(513)	(1,637)	N.M
Net Income before impairment of assets	364	(621)	(468)	N.M	(513)	(986)	92.0%

Financial results, net, for 3Q20 represented a loss of US$98 million, compared to the US$549 million gain posted in 3Q19, mainly as FX gains related to the impact that the devaluation has on our net liabilities were US$645 million lower (US$100 million in 3Q20 versus US$745 million in 3Q19). Additionally, net interest expense amounted to US$230 million during 3Q20, improving by 13.2% y/y, as a result of a lower average debt compared to the same period of 2019.

As a whole, net income for the quarter represented a loss of US$482 million, compared to a loss of US$252 million over the same period of 2019.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Net Income	(252)	(1,258)	(482)	91.8%	(513)	(1,637)	N.M
Financial results, net	(549)	(79)	98	N.M	(426)	191	N.M
Interests in companies and joint ventures	9	(31)	(58)	N.M	(76)	(112)	47.9%
Income tax	171	(12)	122	-28.3%	830	98	-88.2%
Unproductive exploratory drillings	22	0	49	N.M	57	49	-13.5%
Depreciation & amortization	800	703	723	-9.6%	2,417	2,225	-7.9%
Impairment of assets	821	850	19	-97.7%	821	869	5.8%
EBITDA	1,023	171	472	-53.9%	3,110	1,683	-45.9%
Leasing	(64)	(79)	(80)	24.5%	(181)	(244)	34.5%
Other adjustments	18	(64)	0	-99.8%	18	(169)	N.M
Adjusted EBITDA	977	28	392	-59.9%	2,947	1,270	-56.9%

Adjusted EBITDA decreased 59.9% y/y, but recovered 13x q/q. The decrease over the same period of last year is mainly related to the decline in volumes sold and lower prices measured in dollars for all our main products as mentioned above. On a sequential basis, the recovery was the result of an improvement in demand for refined products coupled with a 3.6% decline in our total production costs.

The EBITDA and Adjusted EBITDA calculations are modified by certain items that have a different treatment on our Financial Statements based on accounting rules as follow:

•

3Q20: Includes stand-by costs for US$65 million, charges related to the Voluntary Retirement Program for US$85 million, and a US$6 million provision related to Decree No. 1053/2018, but excludes the impairment of intangible assets for US$19 million.

•

2Q20: Includes stand-by costs for US$83 million, and a US$118 million provision related to Decree No. 1053/2018, but excludes the impairment of PP&E for US$850 million, and the US$65 million gain related to the sale of an 11% stake in Bandurria Sur.

•	3Q19: Includes stand-by costs for US$12 million but excludes the impairment of PP&E for US$821 million.

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Energy	Corporate & Others	Consolid. Adjustments	Total
Operating income	(178)	(112)	19	(72)	24	(319)
Depreciation & amortization	505	177	18	23	-	723
Unproductive exploratory drillings	49	-	-	-	-	49
Impairment of assets	19	-	0	0	-	19
EBITDA	394	65	37	(49)	24	472
Leasing	(36)	(26)	(18)	0	-	(80)
Other adjustments	(0)	0	1	(1)	-	0
Adjusted EBITDA	358	40	20	(49)	24	392

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Financials
	3Q19	2Q20	3Q20	Y/Y ∆	9M19	9M20	Y/Y ∆
Unaudited Figures, in US$ million

Crude oil	988	531	772	-21.9%	3,236	2,311	-28.6%

Natural gas	537	273	306	-43.1%	1,411	897	-36.4%

Other	(4)	(3)	1	N.M	(13)	(12)	-6.9%
Revenues	1,521	801	1,078	-29.1%	4,633	3,196	-31.0%

Depreciation	(613)	(475)	(474)	-22.7%	(1,841)	(1,523)	-17.3%

Lifting cost	(564)	(399)	(329)	-41.6%	(1,691)	(1,253)	-25.9%

Royalties	(213)	(107)	(146)	-31.6%	(653)	(437)	-33.0%

Exploration expenses	(36)	(2)	(57)	59.3%	(99)	(71)	-28.2%

Other	(81)	(61)	(231)	N.M	(282)	(305)	8.1%
Operating income before impairment of assets	13	(244)	(159)	N.M	67	(392)	N.M
Impairment of assets	(804)	(848)	(19)	-97.6%	(804)	(867)	7.8%
Operating income	(791)	(1,092)	(178)	-77.5%	(737)	(1,259)	70.9%

Depreciation & amortization	648	501	505	-22.1%	1,940	1,623	-16.3%

Unproductive exploratory drillings	22	0	49	N.M	57	49	-13.5%

Impairment of assets	804	848	19	-97.6%	804	867	7.8%
EBITDA	683	258	394	-42.3%	2,064	1,280	-38.0%

Leasing	(38)	(36)	(36)	-6.6%	(106)	(111)	4.5%

Other adjustments	(2)	(66)	(0)	-82.7%	(2)	(170)	N.M
Adjusted EBITDA	643	156	358	-44.3%	1,955	999	-48.9%
Capex	720	104	161	-77.7%	2,082	741	-64.4%

Revenues decreased 29.1% compared to 3Q19, reaching US$1,078 million, but experienced a 34.6% expansion q/q. The reason behind que y/y behavior was a reduction in both oil and natural gas sales. Crude oil revenues decreased 21.9% as the price decreased by 17.4% and volumes follow the downtrend, contracting 10.9%. For natural gas, sales declined y/y as prices and output went down by 31.9% and 19.4%, respectively. On the contrary, the sequential expansion in Upstream sales was mainly backed by the stabilization of output and the recovery in oil prices – crude oil sales expanded 45.3% q/q.

Operating cost for the period also decreased y/y mainly due to the following:

●	Lifting costs decreased 41.6% y/y mainly due to the decrease in activity, and subsequent adjustments in the level of production, in addition to the security protocols established in each operation.

●	Royalties went down by 31.6% y/y, principally due to lower production. Royalties in connection with crude oil decreased 29.1%, while the charge related to natural gas declined by 37.4%.

●	Transportation costs (included in the Other category) of US$29 million decreased by 42.1% mainly due to lower activity.

Expenses related to equipment and service shutdowns (stand by) amounted to US$65 million during the quarter, which compares to the US$12 million in 3Q19 and US$83 million during 2Q20. This is mainly due to the halt in the execution of projects to guarantee the safety of the personnel involved to prevent the spread of the COVID-19 virus, and to adapt our level of production to market needs.

Exploration expenses increased 59.3% in relation to 3Q19 mainly due to higher negative results from unproductive exploratory drilling in the current quarter.

Unit Cash Costs Unaudited Figures, in US$/boe	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Lifting Cost	11.6	9.4	7.6	-34.5%	12.2	9.5	-22.1%
Royalties and other taxes	5.0	2.9	3.8	-24.0%	5.3	3.7	-30.2%
Other Costs	1.5	3.3	3.5	N.M	2.0	2.9	45.0%
Total Cash Costs (US$/boe)	18.2	15.5	15.0	-17.6%	19.5	16.1	-17.4%

On a per unit basis, our cash cost of US$15.0/boe decreased y/y (-17.6%) and q/q (-3.2%) despite the resumption in activity. When compared to a year ago, the decrease in both lifting and royalties is mainly related to the lower activity level. Sequentially, a further reduction in lifting cost – mainly due to one-time effects that took place during 2Q20 and a gradual increase in activity – more than offset higher royalties as sales expanded.

Upstream Operating data	3Q19	2Q20	3Q20	Y/Y ∆	9M19	9M20	Y/Y ∆
Unaudited Figures
Net Production Breakdown
Crude Production (Kbbld)	227.0	200.8	202.4	-10.9%	225.8	209.4	-7.3%
Conventional	185.0	160.8	157.9	-14.7%	187.6	165.6	-11.7%
Shale	36.8	35.9	40.8	10.9%	33.2	39.7	19.5%
Tight	5.3	4.2	3.7	-29.6%	5.0	4.2	-16.7%
NGL Production (Kbbld)	28.5	45.7	44.8	57.1%	36.5	45.2	23.8%
Conventional	18.8	27.5	27.2	45.0%	24.2	26.6	9.7%
Shale	7.5	14.1	13.8	84.8%	7.5	14.9	98.7%
Tight	2.3	4.1	3.8	65.4%	4.7	3.7	-22.6%
Gas Production (Mm3/d)	43.6	35.0	35.2	-19.4%	39.5	36.1	-8.6%
Conventional	22.4	18.8	19.0	-15.4%	22.0	19.2	-12.5%
Shale	9.4	7.8	7.7	-17.5%	7.2	8.1	13.2%
Tight	11.9	8.4	8.5	-28.4%	10.4	8.8	-15.3%
Total Production (Kbbld)	530.0	466.8	468.5	-11.6%	510.9	481.8	-5.7%
Conventional	344.7	306.3	304.4	-11.7%	350.2	313.2	-10.6%
Shale	103.1	99.2	103.1	0.1%	85.8	105.6	23.1%
Tight	82.2	61.4	61.0	-25.9%	74.9	63.0	-15.9%

Average realization prices
Crude Oil (USD/bbl)	48.5	28.9	40.1	-17.4%	53.4	39.6	-25.9%
Natural Gas (USD/MMBTU)	4.0	2.5	2.7	-31.9%	3.9	2.7	-31.5%

Natural gas price for 1Q20 and 2Q19 have been restated due to the change in the accrual of the Gas Plan and the adjustments for final billing.

Total hydrocarbon production for 3Q20 decreased 11.6% y/y to 468.5 Kboed as activity was affected by the mandatory lockdown measures. We adjusted activity to guarantee the safety of the personnel involved in the operations and to adapt to the level of production necessary to meet market needs. As a result, crude oil production declined 10.9%, to 202.4Kbbld, mainly on lockdown-driven losses. Natural gas decreased 19.4%, to 35.2 Mm3d, driven by the natural decline of our fields due to the decrease in activity which was exacerbated by the context of excess supply. In turn, NGL production increased 57.1% given that during 2019 a fire in DOW’s Ethylene plant limited the use of the installed capacity of MEGA to produce Ethane.

During August, the reactivation of tower equipment and services began, which allowed for a stabilization in production on a sequential basis (+0.4%).

Output from our shale areas reached 103.1 Kboed, being stable y/y (+0.1%) and recovering 4.0% over last quarter. This was due to an increase in our shale oil production (+10.9% y/y and 13.8% q/q), more than offsetting the decrease in shale gas output, driven by the reopening of wells in Loma Campana while no new unconventional wells were connected during the quarter.

The average realization price for crude oil during 3Q20 decreased by 17.4% to US$ 40.1/bbl. However, there were two different pricing trends. During July and August, Decree No. 488/2020 was in force, which established a reference price for Medanito quality crude at US$45/bbl. This Decree was rendered invalid on August 28th as Brent traded above US$45/bbl for ten consecutive days. Since then, the local crude is priced at export parity, which means a lower price for Medanito, but a higher price for Escalante, making our average price being almost unaltered.

The average realization price for natural gas for the quarter was US$2.7/MMBTU, including US$0.12 of subsidies. The y/y decrease was the consequence of the excess offer in natural gas in the market.

In 3Q20, capex totaled US$161 million, 77.7% below 3Q19 still affected by the lower level of activity. However, investments expanded 54.6% q/q, as we have been gradually resuming activity in provinces where we have already reached agreements with the unions and vendors.

In August, conventional drilling activity was resumed in the Golfo San Jorge basin with 1 rig in August and 2 more were added in September, while unconventional activity resumed in September with 3 drilling rigs and 1 fracture set in the Neuquén basin. At the end of the quarter, our backlog of drilled but uncompleted wells (“DUC”) remained unchanged, totaling 71 for shale oil and 10 for shale gas.

Regarding exploration, no wells were drilled during the quarter and the 2D seismic that was suspended due to COVID has not yet been resumed. On the contrary, we acquired 3,000km of 2D seismic in the CAN_102 block (offshore), and we are currently processing it.

4.2. DOWNSTREAM

Downstream Financials
	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Unaudited Figures, in US$ million
Diesel	1,163	729	846	-27.3%	3,530	2,571	-27.2%
Gasoline	684	263	359	-47.6%	2,224	1,291	-41.9%
Other domestic market	438	271	355	-18.7%	1,293	958	-25.9%
Export market	346	280	263	-23.9%	1,225	900	-26.5%
Revenues	2,631	1,544	1,823	-30.7%	8,272	5,721	-30.8%
Depreciation	(75)	(94)	(122)	61.8%	(250)	(310)	24.2%
Refining cost	(128)	(88)	(101)	-21.5%	(112)	(92)	-18.0%
Fuels imports	(159)	(55)	(31)	-80.5%	(563)	(183)	-67.5%
Crude oil purchases (intersegment + third parties)	(1,215)	(545)	(854)	-29.7%	(4,002)	(2,646)	-33.9%
Biofuel purchases	(180)	(76)	(52)	-71.1%	(547)	(289)	-47.2%
Other	(769)	(683)	(775)	0.8%	(2,324)	(2,242)	-3.5%
Operating income	103	3	(112)	N.M	474	(42)	N.M
Depreciation & amortization	120	146	177	47.4%	382	468	22.3%
EBITDA	223	148	65	-70.9%	856	426	-50.3%
Leasing	(18)	(26)	(26)	39.5%	(54)	(77)	44.6%
Other adjustments	4	0	0	-90.5%	5	1	-77.5%
Adjusted EBITDA	209	123	40	-80.9%	808	349	-56.7%
Capex	63	37	72	13.2%	291	193	-33.6%

Revenues decreased 30.7% compared to 3Q19, reaching US$1,823 million mainly driven by lower prices and volumes, which were affected by the lockdown measures in place since March.

Diesel revenues in 3Q20 – 46% of the segment’s sales – decreased 27.3% y/y due to lower prices in dollars for the diesel mix of 25.3% and lower volumes of 4.8%. In the same line, gasoline revenues –20% of the downstream sales – decreased by 47.6% y/y due to lower prices (-19.8%) and volumes of (-37.1%). Other sales in the domestic market decreased by 18.7% compared to 3Q19 due to a decrease in sales of crude oil, jet fuel, flours and grains, LPG, lubricants and asphalts, which more than offset the higher sales of fuel oil and fertilizers.

Sequentially, domestic sales improved mainly driven by higher diesel and gasoline revenues, which increased 15.9% and 36.2%, respectively, on a recovery in volumes following further flexibilizations of the lockdown.

Export revenues decreased 23.9% y/y driven by lower sales of jet fuel, virgin naphtha and petrochemicals, partially offset by higher exports of crude oil, and flours and soybean oil. On a q/q basis, export revenues decreased 5.9% driven by lower exports of crude oil.

Operating costs decreased y/y mainly due to the following:

●	Refining costs decreased by 21.5% mainly driven by the lower levels of crude processed at our refineries.

●	Crude oil purchases decreased by 29.7% driven by a 16.9% decrease in prices and lower volumes transferred from the Upstream segment (-5.5%) and purchased from third parties (-57.2%).

●	Fuels imports dropped by 80.5% on lower imported values of diesel (-75.0%) and jet fuel (-95.9%).

●

Biofuel purchases (biodiesel and bioethanol) decreased by 71.1% due to lower volumes of biodiesel (-89.3%) and bioethanol (-43.9%); and lower prices of bioethanol (-11.6%), partially offset by higher prices of biodiesel (2.7%).

●     Transportation costs (included in the Other category) of US$39 million decreased by 35.9% mainly due to lower activity.

Downstream Operating data Unaudited Figures	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Crude processed (Kbbld)	287.4	191.7	232.1	-19.2%	273.1	233.1	-14.7%
Refinery utilization (%)	90%	60%	73%	-19.2%	85%	73%	-14.7%

Sales volume
Sales of refined products (Km3)	4,470	3,041	3,771	-15.6%	13,140	10,938	-16.8%
Total domestic market	4,045	2,679	3,495	-13.6%	11,790	9,715	-17.6%
of which Gasoline	1,297	579	816	-37.1%	3,920	2,617	-33.2%
of which Diesel	2,029	1,578	1,931	-4.8%	5,884	5,231	-11.1%
Total export market	425	362	275	-35.3%	1,350	1,222	-9.5%
Sales of petrochemical products (Ktn)	254	147	192	-24.5%	733	565	-22.9%
Domestic market	197	95	147	-25.4%	533	408	-23.5%
Export market	57	52	45	-21.5%	200	157	-21.4%
Sales of grain, flours and oils (Ktn)	405	523	459	13.3%	1,085	1,220	12.4%
Domestic market	112	97	57	-48.7%	205	187	-8.7%
Export market	293	427	401	37.0%	880	1,033	17.4%
Sales of fertilizers (Ktn)	111	227	233	N.M	287	552	92.2%
Domestic market	111	227	233	N.M	287	552	92.2%

Average prices of fuels in the domestic market
Gasoline (USD/m3)	532	442	427	-19.8%	555	480	-13.6%
Diesel (USD/m3)	586	460	437	-25.3%	602	490	-18.6%

Average domestic prices for gasoline and diesel are net of taxes but include commissions and fuel bonuses. These prices are calculated as total realized revenues divided by volume sold in each period. The average domestic price for gasoline has been restated for 2Q19 and 1H19.

The processed crude oil during the quarter was 232.1 Kbbld, down 19.2% y/y, with utilization reaching 73% compared to 90% in 3Q19, as we adjusted our processing levels in line with the lower demand for refined products given the impact of the lockdown. This reduction in processing levels resulted in a lower production of Diesel (-4.2%) and Gasoline (-34.6%). In addition, the production of other refined products such as LPG, petroleum coal, asphalts and petrochemicals decreased, while the production of fuel oil increased compared to 3Q19.

When comparing quarterly results with 2Q20, processed crude oil increased 21.1%, driven by the recovery in demand. Within 3Q20, utilization fluctuated as we executed maintenance works in our La Plata refinery in September. Thus, utilization averaged 80% in July and August while it dropped to 60% in September.

Sales volumes of refined products dropped by 15.6% y/y, driven by both lower domestic (-13.6%) and exports (-35.3%) sales. Diesel volumes dropped only 4.8% driven by higher-than-usual sales to CAMMESA for deliveries to thermal generation plants, while gasoline volumes decreased by 37.1%. This compares to a decrease in the local market for diesel and gasoline of 7.2% and 33.3%, respectively.

Average diesel and gasoline prices in dollars in the local market dropped 25.3% y/y and 19.8% y/y, respectively, mainly driven by the devaluation. In pesos, there was an y/y increase of 10.9% for the diesel mix and 19.4% for the gasoline mix as we increased prices twice during the quarter – 4.5% in August and 3.5% in September. Sequentially, diesel and gasoline prices decreased by 4.9% and 3.5% respectively.

Downstream capex totaled US$72 million, increasing 13.2% y/y and 95.2% q/q. During 3Q20, we continued performing engineering developments and equipment purchases for the new diesel and gasoline hydrotreating units at our three refineries to comply with the new fuel specifications under Resolution 576/2019 of the Ministry of Treasury to become effective in 2024.

In addition, in September we started maintenance works at the La Plata refinery – in topping C, vacuum distillation unit B and in torch III – taking advantage of the lower-than-normal demand. Besides, at the Luján de Cuyo refinery, we continued executing revamping works of the MTBE Unit to ETBE, so that from the second half of 2021 ethanol can be directly incorporated into the blending of gasolines.

Despite the global situation, we continue investing to maintain safety conditions for our people and the environment in the refining, logistics and dispatch facilities for petroleum products, taking all the necessary precautions to minimize the risk of COVID-19 spread.

4.3. GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Natural gas as producers (intersegment + third parties)	547	275	317	-42.0%	1,430	900	-37.1%
Natural gas retail segment	129	90	160	24.2%	486	343	-29.5%
Floating natural gas liquefaction facility	17	18	18	3.2%	36	36	0.6%
Other	19	50	24	29.7%	95	143	51.5%
Revenues	712	432	520	-27.0%	2,047	1,422	-30.5%

Depreciation	(4)	(6)	(6)	55.9%	(15)	(18)	17.1%
Natural gas purchases (intersegment + third parties)	(546)	(278)	(308)	-43.6%	(1,437)	(911)	-36.6%
Other	(145)	(278)	(187)	28.6%	(539)	(623)	15.4%
Operating income before impairment of assets	18	(130)	19	9.1%	55	(129)	N.M
Impairment of assets	(17)	(1)	(0)	-99.9%	(17)	(1)	-94.6%
Operating income	0	(131)	19	N.M	38	(130)	N.M

Depreciation & amortization	10	18	18	77.1%	37	56	52.3%
Impairment of assets	17	1	0	-99.9%	17	1	-94.6%
EBITDA	28	(112)	37	34.1%	92	(73)	N.M
Leasing	(7)	(17)	(18)	N.M	(21)	(55)	N.M
Other adjustments	14	1	1	-95.5%	10	3	-72.9%
Adjusted EBITDA	34	(128)	20	-43.0%	81	(126)	N.M
Capex	29	8	9	-69.6%	81	30	-62.6%

Sales of natural gas as producers include domestic and external markets.

Revenues of the segment decreased 27.0% y/y totaling US$520 million, mainly driven by a 42.0% decrease in sales of natural gas as producers in the local market and abroad – 61% of segment’s sales – due to lower prices and volumes. The decrease in volumes is mainly explained by the natural decline of our fields given the reduction in activity. As for the decrease in prices, it is mainly derived from the extension of contracts with the distribution companies, that took place last March and did not include an update on its price, and the lower prices resulting from the monthly auctions for power plants.

Total operating costs decreased y/y primarily due to a lower figure for purchases of natural gas of 43.6% y/y on decreasing prices (-32.9%) and volumes (-15.9%) – volumes transferred from the Upstream segment decreased by 16.7%, while purchases from third parties increased by 275.1%.

In addition, in 3Q20 a credit impairment charge has been registered in connection with Decree No. 1053/2018 – accumulated daily FX differences with distribution companies –, which amounted to US$6 million. This figure compares with the US$118 million provision recorded in 2Q20.

4.4. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ

Operating income	(81)	(99)	(72)	-10.8%	(196)	(227)	15.7%
Depreciation & amortization	22	39	23	4.1%	58	79	35.9%
Impairment of assets	-	1	0	N.M	-	1	N.M
EBITDA	(59)	(59)	(49)	-16.6%	(138)	(147)	6.4%
Leasing	(0)	(0)	0	N.M	(0)	(0)	-88.1%
Other adjustments	2	(1)	(1)	N.M	5	(3)	N.M
Adjusted EBITDA	(56)	(60)	(49)	-12.2%	(133)	(150)	12.9%
Capex	37	13	16	-56.0%	86	52	-39.6%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate adjusted EBITDA for 3Q20 represented a loss of US$49 million, improving 12.2% y/y, mainly driven by fewer losses coming from our controlled company A-Evangelista S.A. – due to higher-than-usual losses in ongoing projects that negatively affected results in 3Q19.

4.5. CONSOLIDATION ADJUSTMENTS

Consolidation Adjustments Financials Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ

Operating income	147	(63)	24	-83.8%	236	198	-16.3%
Depreciation & amortization	-	-	-	N.M	-	-	N.M
EBITDA	147	(63)	24	-83.8%	236	198	-16.3%
Leasing	-	-	-	N.M	-	-	N.M
Other adjustments	-	-	-	N.M	-	-	N.M
Adjusted EBITDA	147	(63)	24	-83.8%	236	198	-16.3%

Consolidation adjustments to eliminate results among business segments not transferred to third parties accounted for US$24 million in 3Q20 compared to US$147 million in 3Q19, primarily resulting from a lower positive adjustment in the value of crude oil inventories and products.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ

Cash BoP	1,331	1,074	1,187	-10.8%	1,224	1,106	-9.7%
Net cash flow from operating activities	1,196	498	666	-44.3%	3,218	2,125	-34.0%
Net cash flow from investing activities	(799)	(49)	(279)	-65.0%	(2,651)	(1,016)	-61.7%
Net cash flow from financing activities	(796)	(290)	(730)	-8.3%	(841)	(1,313)	56.1%
FX adjustments & other	(21)	(46)	(60)	N.M	(39)	(118)	N.M
Cash EoP	910	1,187	784	-13.9%	910	784	-13.9%
Investment in financial assets	132	115	220	91.0%	132	220	66.8%
Cash + short-term investments EoP	1,042	1,303	1,004	-22.9%	1,042	1,004	-3.6%

BoP stands for Beginning of period / EoP stands of End of period

Net cash flows provided by operating activities amounted to US$666 million in 3Q20, 44.3% y/y less mainly due to a decrease in Adjusted EBITDA, partially offset by a decrease in working capital that includes, among others, the collection of three installments from the “Plan Gas Bonds”. Operating cash flow expanded by 33.7% q/q mainly due to the recovery in profitability.

Net cash flows from investing activities were of US$279 million, decreased 65.0% y/y as we adjusted our investments to preserve liquidity. Total cash investments during the period were significantly reduced by 76.2% y/y to US$191 million, including purchases of materials and payments due from previous periods. In addition, during the quarter, financial assets position increased for a net amount of US$88 million.

Net cash flows from financing activities amounted to negative US$730 million mainly driven by a negative net borrowing figure of US$403 million (-3.6% y/y) and interest payments of US$251 million (+3.2% y/y). During the quarter, we successfully managed to refinance 58.7% of our 2021 bonds (Class XLVII) after concluding the market friendly liability management exercise on July 31, 2020. As a result of the operation, we retired old notes for a total of US$587.3 million and issued new 2025 amortizing notes (Class XIII) for US$542.8 million. In addition, we paid down debt maturities including amortizations of local bonds for US$105 million and global bonds for US$159 million.

The previously described cash generation, together with the Company’s investment in Argentine sovereign bonds and Treasury notes (US$220 million at market value), resulted in a position of cash and cash equivalents of US$1,004 million as of September 30, 2020.

5.2. NET DEBT

Net debt breakdown
	3Q19	2Q20	3Q20	Q/Q Δ
Unaudited Figures, in US$ million
Short-term debt	1,703	2,783	1,893	-32.0%
Long-term debt	7,057	5,906	6,314	6.9%
Total debt	8,759	8,690	8,207	-5.6%
Avg. Interest rate for AR$-debt	56.6%	30.9%	33.8%
Avg. Interest rate for US$-debt	7.6%	7.5%	7.5%
% of debt in AR$	6%	10%	6%
Cash + short term investments	1,042	1,303	1,004	-22.9%
% of cash in AR$	22%	51%	61%
Net debt	7,717	7,387	7,203	-2.5%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of September 30, 2020, YPF’s consolidated net debt totaled US$7.203 billion, decreasing by US$184 million q/q driven by better profitability. During the quarter we decided to voluntary reduce our cash position by US$298 million given the high cost of carrying most of our liquidity in pesos. The peso portion of our cash and cash equivalents increased to 61% – versus 51% in 2Q20 and 22% in 3Q19 – as Communication “A” 7030 from the Argentine Central Bank restricts corporations from holding liquid assets abroad if they want to continue having access to the official FX market.

We used part of this amount and the excess cash generated by the improvement in profitability to reduce our debt levels. Consequently, at the end of September, our total debt decreased by 5.6% q/q to US$8,207 million.

Despite the improvement in profitability, our net-debt-to-last-twelve-month-adjusted-EBITDA ratio was 3.7x higher than the 2.9x ratio in 2Q20 due to the deterioration of our EBITDA over the most recent quarters.

The following chart shows the principal debt maturity profile of the Company, expressed in millions of dollars as of September 30, 2020:

6. TABLES AND NOTES

6.1. CONSOLIDATED STATEMENT OF INCOME

Income Statement Unaudited Figures, in US$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ

Revenues	3,309	1,947	2,327	-29.7%	10,309	7,106	-31.1%
Costs	(2,742)	(2,147)	(2,180)	-20.5%	(8,476)	(6,693)	-21.0%
Gross profit	567	(200)	147	-74.1%	1,832	413	-77.4%
Selling expenses	(221)	(340)	(220)	-0.6%	(728)	(785)	7.8%
Administrative expenses	(110)	(108)	(122)	11.7%	(362)	(339)	-6.3%
Exploration expenses	(36)	(2)	(58)	59.1%	(99)	(71)	-28.2%
Impairment of property, plant and equipment and intangible assets	(821)	(850)	(19)	-97.7%	(821)	(869)	5.8%
Other operating results, net	(0)	118	(47)	N.M	(6)	191	N.M
Operating income	(621)	(1,382)	(319)	-48.6%	(185)	(1,460)	N.M
Income of interests in companies and joint ventures	(9)	31	58	N.M	76	112	47.9%

Financial Income	1,303	456	303	-76.7%	1,826	1,099	-39.9%
Financial Cost	(640)	(552)	(448)	-29.9%	(1,391)	(1,489)	7.1%
Other financial results	(115)	176	46	N.M	(10)	200	N.M
Financial results, net	549	79	(98)	N.M	426	(191)	N.M

Net profit before income tax	(81)	(1,271)	(360)	N.M	317	(1,539)	N.M
Income tax	(171)	12	(122)	-28.3%	(830)	(98)	-88.2%
Net profit for the period	(252)	(1,259)	(482)	91.8%	(513)	(1,638)	N.M

Net profit for shareholders of the parent company	(252)	(1,252)	(484)	92.0%	(523)	(1,635)	N.M
Net profits for non-controlling interest	1	(6)	2	N.M	10	(2)	N.M

Earnings per share attributable to shareholders of the parent company (basic and diluted)	(0.64)	(3.19)	(1.23)	92.2%	(1.33)	(4.17)	N.M

Other comprehensive income	2,773	825	630	-77.3%	4,093	2,159	-47.3%
Total comprehensive income for the period	2,522	(434)	147	-94.2%	3,580	521	-85.4%

Income Statement Unaudited Figures, in AR$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ

Revenues	180,449	133,558	173,485	-3.9%	471,685	481,713	2.1%
Costs	(149,599)	(146,822)	(162,353)	8.5%	(388,564)	(455,089)	17.1%
Gross profit	30,850	(13,264)	11,132	-63.9%	83,121	26,624	-68.0%
Selling expenses	(11,898)	(23,168)	(16,358)	37.5%	(32,935)	(53,402)	62.1%
Administrative expenses	(6,053)	(7,383)	(9,144)	51.1%	(16,577)	(23,276)	40.4%
Exploration expenses	(1,916)	(140)	(4,218)	N.M	(4,493)	(5,074)	12.9%
Impairment of property, plant and equipment and intangible assets	(41,429)	(57,429)	(1,405)	-96.6%	(41,429)	(58,834)	42.0%
Other operating results, net	(179)	7,940	(3,496)	N.M	(513)	11,827	N.M
Operating income	(30,625)	(93,444)	(23,489)	-23.3%	(12,826)	(102,135)	N.M

Income of interests in companies and joint ventures	(296)	2,300	4,530	N.M	3,218	8,250	N.M

Financial Income	66,120	30,817	22,251	-66.3%	85,922	73,874	-14.0%
Financial Cost	(33,967)	(37,680)	(33,386)	-1.7%	(64,630)	(101,200)	56.6%
Other financial results	(4,726)	12,075	3,685	N.M	(284)	14,467	N.M
Financial results, net	27,427	5,212	(7,450)	N.M	21,008	(12,859)	N.M

Net profit before income tax	(3,494)	(85,932)	(26,409)	N.M	11,400	(106,744)	N.M
Income tax	(9,049)	884	(8,923)	-1.4%	(34,423)	(7,285)	-78.8%
Net profit for the period	(12,543)	(85,048)	(35,332)	N.M	(23,023)	(114,029)	N.M

Net profit for shareholders of the parent company	(12,726)	(84,630)	(35,466)	N.M	(23,595)	(113,884)	N.M
Net profits for non-controlling interest	183	(418)	134	-26.8%	572	(145)	N.M

Earnings per share attributable to shareholders of the parent company (basic and diluted)	(32.44)	(215.67)	(90.29)	N.M	(60.15)	(290.13)	N.M

Other comprehensive income	140,208	55,744	46,179	-67.1%	191,118	145,197	-24.0%
Total comprehensive income for the period	127,665	(29,304)	10,847	-91.5%	168,095	31,168	-81.5%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million

Unaudited Figures	Dec-19	Sep-20	Dec-19	Sep-20
Non-current Assets
Intangible assets	622	581	37,179	44,228
Properties, plant and equipment	17,879	15,758	1,069,011	1,198,888
Assets for leasing	1,027	807	61,391	61,417
Investments in companies and joint ventures	1,130	1,211	67,590	92,149
Deferred tax assets, net	26	35	1,583	2,676
Other receivables	197	168	11,789	12,764
Trade receivables	256	111	15,325	8,473
Total Non-current Assets	21,138	18,672	1,263,868	1,420,595

Current Assets
Inventories	1,346	1,371	80,479	104,272
Contract assets	3	6	203	426
Other receivables	605	390	36,192	29,670
Trade receivables	1,975	1,463	118,077	111,317
Investment in financial assets	140	220	8,370	16,765
Cash and cash equivalents	1,106	784	66,100	59,641
Total Current Assets	5,175	4,234	309,421	322,091

Total Assets	26,314	22,906	1,573,289	1,742,686

Shareholders’ Equity
Shareholders’ contributions	177	142	10,572	10,767
Reserves, other comprehensive income and retained earnings	8,897	7,388	531,977	562,055
Non-controlling interest	93	87	5,550	6,640
Total Shareholders´ Equity	9,167	7,616	548,099	579,462

Non-current Liabilities
Provisions	2,421	2,518	144,768	191,600
Deferred tax liabilities, net	1,626	1,390	97,231	105,765
Contract liabilities	5	0	294	0
Income tax payable	57	35	3,387	2,682
Other taxes payable	24	0	1,428	20
Salaries and social security	0	38	0	2,923
Liabilities from leasing	676	536	40,391	40,741
Loans	7,019	6,314	419,651	480,407
Other liabilities	12	11	703	819
Accounts payable	41	24	2,465	1,832
Total non-current Liabilities	11,880	10,867	710,318	826,789

Current Liabilities
Provisions	91	87	5,460	6,587
Contract liabilities	124	115	7,404	8,746
Income tax payable	33	14	1,964	1,048
Other taxes payable	191	210	11,437	16,008
Salaries and social security	171	163	10,204	12,421
Liabilities from leasing	358	353	21,389	26,853
Loans	1,791	1,893	107,109	143,986
Other liabilities	22	20	1,310	1,548
Accounts payable	2,485	1,567	148,595	119,238
Total Current Liabilities	5,266	4,422	314,872	336,435

Total Liabilities	17,147	15,289	1,025,190	1,163,224

Total Liabilities and Shareholders’ Equity	26,314	22,906	1,573,289	1,742,686

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED STATEMENT OF CASH FLOW

Cash Flow Statement	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Unaudited Figures, in US$ million
Operating activities
Net income	(252)	(1,258)	(482)	91.8%	(513)	(1,637)	N.M
Income of interests in companies and joint ventures	9	(31)	(58)	N.M	(76)	(112)	47.9%
Depreciation of property, plant and equipment	743	635	647	-12.9%	2,230	1,994	-10.6%
Depreciation of the right-of-use assets	56	58	64	13.7%	161	200	23.8%
Amortization of intangible assets	12	11	14	9.5%	37	36	-5.2%
Losses of property, plant and equipment and intangible assets and consumption of materials	113	39	137	21.9%	325	253	-21.9%
Income tax charge	171	(12)	122	-28.3%	830	98	-88.2%
Net increase in provisions	(123)	182	103	N.M	52	348	N.M
Impairment of property, plant and equipment and intangible assets	821	850	19	-97.7%	821	869	5.8%
Interest, exchange differences and others	(296)	(116)	87	N.M	(280)	131	N.M
Stock compensation plans	3	2	1	-69.6%	8	6	-32.6%
Accrued insurance	(5)	(40)	-	N.M	(5)	(48)	N.M
Results for assignment of participation in areas	(19)	(87)	-	N.M	(19)	(191)	N.M
Results from exchange of debt instruments	-	-	29	N.M	-	29	N.M
Results from exchange of financial instruments	-	-	(18)	N.M	-	(18)	N.M
Changes in assets and liabilities
Trade receivables	2	175	(119)	N.M	(349)	307	N.M
Other receivables	(137)	167	26	N.M	(212)	127	N.M
Inventories	(14)	82	61	N.M	(245)	(35)	-85.5%
Accounts payable	79	(177)	(136)	N.M	511	(369)	N.M
Other taxes payable	29	0	23	-22.4%	53	29	-45.8%
Salaries and Social Security	27	14	83	N.M	44	68	54.5%
Other liabilities	6	(0)	1	-86.7%	16	3	-78.7%
Decrease in provisions included in liabilities for payments / utilization	(29)	(4)	(4)	-86.9%	(76)	(30)	-60.4%
Contract Assets	5	4	0	-98.2%	3	(5)	N.M
Contract Liabilities	18	(19)	43	N.M	4	25	N.M
Dividends received	1	29	5	N.M	18	37	98.3%
Insurance charge for loss of profit	-	11	28	N.M	19	43	N.M
Income tax payments	(25)	(15)	(10)	-61.3%	(143)	(32)	-77.7%
Net cash flow from operating activities	1,196	498	666	-44.3%	3,218	2,125	-34.0%

Investing activities

Acquisitions of property, plant and equipment and intangible assets	(804)	(286)	(191)	-76.2%	(2,585)	(1,269)	-50.9%
Contributions and acquisitions of interests in companies and joint ventures	(1)	-	-	N.M	(108)	-	N.M
Proceeds from sales of financial assets	-	417	37	N.M	25	454	N.M
Payments for the acquisition of financial assets	-	(291)	(126)	N.M	-	(416)	N.M
Interest received from financial assets	-	-	0	N.M	10	0	-98.0%
Collection for assignment of participation in areas	6	111	-	-100.0%	6	215	N.M
Net cash flow from investing activities	(799)	(49)	(279)	-65.0%	(2,651)	(1,016)	-61.7%

Financing activities

Payment of loans	(729)	(860)	(691)	-5.2%	(1,515)	(1,893)	24.9%
Payment of interests	(243)	(200)	(251)	3.2%	(655)	(713)	8.8%
Proceeds from loans	311	834	288	-7.3%	1,607	1,533	-4.6%
Acquisition of own shares	-	-	-	N.M	(6)	-	N.M
Payment of leasing	(87)	(61)	(74)	-15.1%	(221)	(232)	4.7%
Payment of interests related to income tax	(2)	(3)	(2)	-8.1%	(5)	(9)	72.8%
Payment of dividends	(46)	-	-	N.M	(46)	-	N.M
Net cash flow from financing activities	(796)	(290)	(730)	-8.3%	(841)	(1,313)	56.1%
Effect of changes in exchange rates on cash and cash equivalents	319	54	17	-94.6%	461	140	-69.5%
Translation adjustments	(340)	(100)	(77)	-77.4%	(500)	(258)	-48.4%

Increase (decrease) in cash and cash equivalents	(421)	113	(403)	-4.1%	(314)	(322)	2.4%

Cash and cash equivalents at the beginning of the period	1,331	1,074	1,187	-10.8%	1,224	1,106	-9.7%
Cash and cash equivalents at the end of the period	910	1,187	784	-13.9%	910	784	-13.9%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Cash Flow Statement Unaudited Figures, in AR$ million	3Q19	2Q20	3Q20	Y/Y Δ	9M19	9M20	Y/Y Δ
Operating activities
Net income	(12,543)	(85,048)	(35,332)	N.M	(23,023)	(114,029)	N.M
Income of interests in companies and joint ventures	296	(2,300)	(4,530)	N.M	(3,218)	(8,250)	N.M
Depreciation of property, plant and equipment	37,465	42,936	47,375	26.5%	99,220	133,947	35.0%
Depreciation of the right-of-use assets	2,849	3,927	4,703	65.1%	7,202	13,382	85.8%
Amortization of intangible assets	629	740	1,000	59.0%	1,665	2,409	44.7%
Losses of property, plant and equipment and intangible assets and consumption of materials	5,686	2,623	10,062	77.0%	14,450	17,422	20.6%
Income tax charge	9,049	(884)	8,923	-1.4%	34,423	7,285	-78.8%
Net increase in provisions	(6,213)	12,303	7,529	N.M	1,091	23,694	N.M
Impairment of property, plant and equipment and intangible assets	41,429	57,429	1,405	-96.6%	41,429	58,834	42.0%
Interest, exchange differences and others	(15,382)	(7,600)	6,690	N.M	(13,560)	8,930	N.M
Stock compensation plans	154	153	68	-55.8%	371	368	-0.8%
Accrued insurance	(249)	(2,731)	-	N.M	(249)	(3,189)	N.M
Results for assignment of participation in areas	(965)	(5,877)	-	N.M	(965)	(12,233)	N.M
Results from exchange of debt instruments	-	-	2,097	N.M	-	2,097	N.M
Results from exchange of financial instruments	-	-	(1,330)	N.M	-	(1,330)	N.M
Changes in assets and liabilities
Trade receivables	107	11,829	(8,709)	N.M	(15,130)	18,510	N.M
Other receivables	(6,914)	11,262	1,880	N.M	(9,789)	9,147	N.M
Inventories	(690)	5,563	4,460	N.M	(10,302)	(929)	-91.0%
Accounts payable	3,994	(11,976)	(9,971)	N.M	22,255	(25,353)	N.M
Other taxes payable	1,479	12	1,665	12.6%	2,288	2,042	-10.8%
Salaries and Social Security	1,337	932	6,113	N.M	2,167	5,270	N.M
Other liabilities	315	(22)	61	-80.6%	699	212	-69.7%
Decrease in provisions included in liabilities for payments / utilization	(1,474)	(288)	(280)	-81.0%	(3,417)	(1,919)	-43.8%
Contract Assets	271	254	7	-97.4%	175	(256)	N.M
Contract Liabilities	886	(1,305)	3,141	N.M	656	1,922	N.M
Dividends received	50	1,966	398	N.M	811	2,494	N.M
Insurance charge for loss of profit	-	757	2,030	N.M	758	3,034	N.M
Income tax payments	(1,259)	(1,010)	(708)	-43.8%	(6,314)	(2,164)	-65.7%
Net cash flow from operating activities	60,307	33,645	48,747	-19.2%	143,693	141,347	-1.6%
Investing activities
Acquisitions of property, plant and equipment and intangible assets	(40,549)	(19,346)	(13,994)	-65.5%	(114,864)	(81,880)	-28.7%
Contributions and acquisitions of interests in companies and joint ventures	(55)	-	-	N.M	(4,731)	-	N.M
Proceeds from sales of financial assets	-	28,172	2,713	N.M	957	30,885	N.M
Payments for the acquisition of financial assets	-	(19,649)	(9,192)	N.M	-	(28,841)	N.M
Interest received from financial assets	-	-	15	N.M	452	15	-96.7%
Collection for assignment of participation in areas	319	7,511	-	-100.0%	319	13,867	N.M
Net cash flow from investing activities	(40,285)	(3,312)	(20,458)	-49.2%	(117,867)	(65,954)	-44.0%
Financing activities
Payment of loans	(36,769)	(58,093)	(50,611)	37.6%	(70,061)	(129,668)	85.1%
Payment of interests	(12,254)	(13,544)	(18,354)	49.8%	(29,251)	(47,941)	63.9%
Proceeds from loans	15,677	56,367	21,096	34.6%	70,916	102,684	44.8%
Acquisition of own shares	-	-	-	N.M	(280)	-	N.M
Payment of leasing	(4,390)	(4,123)	(5,411)	23.3%	(9,961)	(15,470)	55.3%
Payment of interests related to income tax	(126)	(176)	(168)	33.3%	(250)	(608)	N.M
Payment of dividends	(2,300)	-	-	N.M	(2,300)	-	N.M
Net cash flow from financing activities	(40,162)	(19,569)	(53,448)	33.1%	(41,187)	(91,003)	N.M
Effect of changes in exchange rates on cash and cash equivalents	16,094	3,645	1,259	-92.2%	21,662	9,151	-57.8%

Increase (decrease) in cash and cash equivalents	(4,046)	14,409	(23,900)	N.M	6,301	(6,459)	N.M

Cash and cash equivalents at the beginning of the period	56,375	69,132	83,541	48.2%	46,028	66,100	43.6%
Cash and cash equivalents at the end of the period	52,329	83,541	59,641	14.0%	52,329	59,641	14.0%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q19	2Q19	3Q19	4Q19	Cum. 2019	1Q20	2Q20	3Q20	Cum. 2020
Total Production	Kbbl	43,788	46,928	48,764	48,285	187,765	46,439	42,480	43,101	132,019
Crude oil production	Kbbl	20,376	20,382	20,888	20,884	82,530	20,488	18,274	18,621	57,383
NGL production	Kbbl	3,753	3,583	2,623	4,079	14,038	4,090	4,162	4,121	12,373
Gas production	Mm3	3,126	3,651	4,015	3,708	14,500	3,476	3,187	3,237	9,900

Henry Hub	USD/MMBTU	3.1	2.6	2.2	2.5	2.6	2.0	1.6	2.2	1.9
Brent	USD/bbl	63.2	68.9	61.9	63.4	64.4	50.4	29.3	43.0	40.9

Sales volume (YPF stand alone)
Sales of refined products	Km3	4,385	4,285	4,470	4,643	17,783	4,126	3,041	3,771	10,938
Domestic market	Km3	3,865	3,880	4,045	4,031	15,821	3,541	2,679	3,495	9,715
Gasoline	Km3	1,363	1,260	1,297	1,355	5,275	1,222	579	816	2,617
Diesel	Km3	1,874	1,981	2,029	2,041	7,925	1,722	1,578	1,931	5,231
Jet fuel and kerosene	Km3	164	138	159	149	610	126	13	14	153
Fuel Oil	Km3	9	11	51	5	76	4	29	157	190
LPG	Km3	131	193	200	183	707	136	182	229	547
Other (*)	Km3	324	297	309	298	1,228	330	298	348	977
Export market	Km3	520	405	425	612	1,962	585	362	275	1,222
Petrochemical naphtha	Km3	48	0	76	81	205	86	104	52	242
Jet fuel and kerosene	Km3	183	162	152	146	643	124	10	10	143
LPG	Km3	126	68	30	106	330	141	23	33	197
Bunker (Diesel and Fuel Oil)	Km3	83	74	61	133	351	103	103	94	299
Other (*)	Km3	80	101	106	146	433	132	122	87	341
Sales of petrochemical products	Ktn	246	233	254	273	1,006	227	147	192	565
Domestic market	Ktn	161	175	197	172	705	166	95	147	408
Methanol	Ktn	45	81	63	60	249	55	22	36	114
Other	Ktn	116	94	134	112	456	111	72	110	294
Export market	Ktn	85	58	57	101	301	61	52	45	157
Methanol	Ktn	38	8	21	47	114	27	6	2	35
Other	Ktn	47	50	36	54	187	33	46	43	122
Grain, flours and oils	Ktn	242	438	405	332	1,417	238	523	459	1,220
Domestic market	Ktn	43	50	112	66	271	33	97	57	187
Export market	Ktn	199	388	293	266	1,146	205	427	401	1,033
Fertilizers	Ktn	42	134	111	123	410	91	227	233	552
Domestic market	Ktn	42	134	111	123	410	91	227	233	552

Main products imported (YPF stand alone)
Gasolines	Km3	50	57	0	31	137	51	0	0	51
Jet Fuel	Km3	69	32	54	11	166	0	0	0	0
Diesel	Km3	135	272	224	64	695	78	150	82	310

Brent: The Brent price has been restated for 1Q20.

Other (*): Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.

Main products imported: The volumes imported of Gasolines and Jet Fuel in 4Q19 have been restated.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 10, 2020	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer